National HealthCare Corporation
100 Vine Street, Suite 1400
Murfreesboro, Tennessee  37130

September 14, 2007

VIA EDGAR AND HAND DELIVERY

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:           National HealthCare Corporation
Amended Registration Statement on Form S-4
Registration No. 333-142189

Dear Mr. Pressman:

We hereby withdraw the request for acceleration of effectiveness submitted earlier today, with respect to the above registration statement.  In accordance with Rule 461 under the Securities Act of 1933, as amended, National HealthCare Corporation (the “Company”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-4 (File No. 333-142189), as amended, on September 17, 2007 at 3:30 p.m. or as soon as possible thereafter.

In making this request, we hereby acknowledge the following:

(a)
The disclosure in the filing is the responsibility of the Company.  The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

(b)
The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Sincerely,

National HealthCare Corporation

By:  /s/ John K. Lines
       Name:  John K. Lines
       Title:  Senior V.P. & General Counsel